

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2017

Lawrence A. Kenyon
Chief Financial Officer
Oncobiologics, Inc.
7 Clarke Drive
Cranbury, New Jersey 08512

> **Re: Oncobiologics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 14, 2017**
> **File No. 001-37759**

Dear Mr. Kenyon:

We have reviewed your filing and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.      We note that that you are requesting shareholder approval of the issuance of a material amount of senior securities. Please advise why you have not provided the information responsive to Item 13(a) of Schedule 14A. See Item 11(e) and instruction 1 to Item 13 of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Lawrence A. Kenyon
Oncobiologics, Inc.
September 25, 2017
Page 2


   Please contact Chris Edwards at (202) 551-6761  or Suzanne Hayes at (202) 551-3675 with any questions.


                Division of Corporation Finance
                Office of Healthcare & Insurance